UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

Platinum Energy Resources, Inc.
(Name of Subject Company (Issuer))

Pacific International Group Holdings LLC
Syd Ghermezian
(Name of Filing Person (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number of Class of Securities)

Syd Ghermezian, Manager
Pacific International Group Holdings LLC
9440 West Sahara Avenue
Suite 240
Las Vegas, Nevada 89117
(702) 430-5800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Jeffrey A. Legault
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
 (212) 504-6000

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee (2)
$5,624,810.50	$313.87

(1)
Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.50 (i.e., the tender offer price) and (ii) 11,249,621, the estimated maximum number of shares of common stock, $0.0001 par value per share, of Platinum Energy Resources, Inc. (“Shares”) that may be tendered pursuant to the tender offer.  Such estimated maximum number of Shares represents the 22,070,762 Shares outstanding as of November 11, 2009 and the options to purchase 156,000 Shares outstanding as of September 30, 2009, less the 10,977,141 Shares already directly beneficially owned by Pacific International Group Holdings LLC.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$309.51
Form or Registration No.:	Schedule TO
Filing Party:	Pacific International Group Holdings
Date Filed:	December 10, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☒	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific”) in connection with its offer to purchase up to all the outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), not currently owned by Pacific, at a price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated December 10, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal dated December 10, 2009 (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed by Pacific with the Securities and Exchange Commission on December 10, 2009.

This Amendment No. 1 adds Syd Ghermezian to the Schedule TO as an additional offeror and signatory.

The information in the Schedule TO, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, 11 and 13.

(1) All references to the “Offeror” in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended to be the “Offerors,” reflecting the addition of Syd Ghermezian as an additional offeror.

(2) Item 1 of Schedule TO is supplemented by adding the following to the Summary Term Sheet in the Offer to Purchase:

All references to “Pacific” as the offeror are replaced with references to “Pacific and Mr. Ghermizian” and all references to the “Offeror” are replaced with references to the “Offerors” (which refers to Pacific and Mr. Ghermezian together).

The first full sentence following the question “What are the classes and amounts of securities sought in the Offer?” is amended and restated as follows:

“We are seeking to purchase up to all of Platinum’s outstanding common stock (including Shares purchased through exercise of outstanding stock options, but excluding Shares held in treasury) not currently owned by Pacific.”

The first sentence following the question “What are the most important conditions to the Offer?” is amended in part as follows:

“Our obligation and right to purchase Shares at the expiration of the Offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the waivable condition (the “Threshold Condition”) that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute, together with the number of Shares currently owned by Pacific, at least two-thirds (2/3) of the outstanding Shares (including Shares purchased through exercise of outstanding stock options, but excluding Shares held in treasury) immediately prior to the expiration of the Offer.”

In the first full sentence following the question “Does Pacific have the financial resources to make payment?”, the amount “$5,546,810.50” is replaced with “$5,624,810.50” and the word “us” is replaced with “Pacific.”

The first sentence following the question “Have you held discussions with Platinum in the last two years regarding the transaction?” is amended and restated with the following text:

“In September 2009, we requested and received from Platinum the stock ledger listing the shareholders of record for Platinum.  The purpose of this request was to identify additional holders of significant blocks of Shares.  Other than this request, we did not have any prior discussions or communications with Platinum regarding this Offer in the last two years.

On or around November 24, 2008, Regent Venture V LLC (“Regent”), a Nevada limited liability company controlled by the Ghermezian family, Braesridge Energy LLC, a Delaware limited liability company that was 33% owned by Barry Kostiner, a former Chief Executive Officer and founding shareholder of Platinum and 65% owned by Regent and Mr. Ghermezian (the “Ghermezian Group”) and Mr. Kostiner, who was then the Chief Executive Officer of Platinum, engaged in informal discussions regarding the advantages and disadvantages for Platinum and its shareholders if Platinum were to be subject to a going private transaction, though the Ghermezian Group had no specific plans or proposals for such a transaction or any other similar corporate transaction with Platinum.”

Immediately before the question “Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?”, the following question and answer are inserted:

“Why did Pacific and Mr. Ghermezian decide not to seek a report, opinion or appraisal from an outside party relating to the fairness of the consideration offered to unaffiliated shareholders of Platinum?

“For reasons otherwise described above and our own business experience in evaluating Platinum’s financial condition, together with current market conditions, we believe the transaction and the Offer price are fair to Platinum’s shareholders, and we did not believe it was necessary to incur the expense of obtaining a report from an outside party relating to the fairness of the Offer price.”

In the second sentence following the question “What are the U.S. federal income tax consequences of participating in the Offer or exchanging Shares in a short-form merger?”, the words “we intend to instruct the Depositary” are replaced with “we have instructed the Depositary”.

The second sentence following the question “Following the Offer, will Platinum continue as a publicly reporting company?”, is amended and restated as follows:

“In addition, if the purchase of Shares pursuant to the Offer results in our ownership of a majority of the Shares, we will request that Platinum’s board of directors cause Platinum to file a Form 15 to evidence the termination of Platinum’s duty to file reports pursuant to Section 15(d) of the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration are met.”

Immediately before the question “Who can I call if I have questions about the Offer?”, the following questions and answers are inserted:

“What are the principal advantages and disadvantages of the Offer?

“For unaffiliated shareholders of Platinum, the principal advantages of the Offer are that the Offer provides the opportunity for participating shareholders to obtain liquidity for their Shares on potentially more favorable terms than would otherwise be available due to the relatively illiquid trading market for the Shares.  In addition, the Offer provides Platinum shareholders the opportunity to receive the Offer price in cash expeditiously.

“The principal disadvantages of the Offer for unaffiliated shareholders of Platinum are that the Shares have historically traded at higher trading levels than the Offer price and that any shareholder who tenders all of its Shares in the Offer or has its Shares converted into cash in the subsequent merger would cease to participate in the future earnings or growth, if any, of Platinum and would not benefit from increases, if any, in the value of Platinum, including any increases due to a general economic recovery.  See ‘Special Factors—Position of the Offerors Regarding the Fairness of the Offer.’”

“What is the relationship of Pacific and Mr. Ghermezian to Platinum?

“As a result of Pacific’s beneficial ownership of approximately 49.7% of the outstanding Shares and, as manager of Pacific, Mr. Ghermezian’s indirect beneficial ownership of approximately 49.7% of the outstanding Shares, we may be deemed to have control of Platinum. However, we do not have the power to direct or cause the direction of the management and policies of Platinum, we are not involved in Platinum’s day-to-day operations, nor do we have material non-public information regarding Platinum. Neither Mr. Ghermezian nor any of Pacific’s directors and officers are directors or officers of Platinum. See ‘Special Factors—Interests of Certain Persons in the Offer.’”

(3) Item 2(f) of Schedule TO is amended and restated as follows:

The information set forth in the section of the Offer to Purchase entitled “Special Factors – Background of the Offer” is incorporated herein by reference.

(4) Item 3 of Schedule TO is supplemented by adding the following:

(a) and (c) Syd Ghermezian is a filing person. The information set forth in the sections of the Offer to Purchase entitled “The Offer – Section 8 – Certain Information Concerning the Offerors” is incorporated herein by reference.

The section of the Offer to Purchase entitled “The Offer – Section 8 – Certain Information Concerning the Offerors” is hereby amended and supplemented as follows:

Following the third sentence of the third paragraph, the following sentence is added: “He has maintained this principal occupation for the past five years.”

(5) Item 4(a) of Schedule TO is amended and supplemented by adding the following:

The cover page of the Offer to Purchase is amended and supplemented as follows:

The name “SYD GHERMEZIAN” is added immediately below “PACIFIC INTERNATIONAL GROUP HOLDINGS LLC”.

The first paragraph is amended and restated as follows:

Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific”), and Syd Ghermezian (together with Pacific, the “Offerors”) are offering to purchase up to all of the outstanding shares of common stock, $0.0001 par value per share, including all the shares underlying the outstanding exercisable options to purchase shares of common stock (“Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), not currently owned by Pacific, at a price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, upon the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

In the second sentence of the second paragraph, all instances of the words “the Offeror” are replaced with “Pacific.”

The preliminary section entitled “Special Note Regarding Forward-Looking Statements” in the Offer to Purchase is amended as follows:

The first sentence is amended and restated as follows:

“This Offer to Purchase contains forward-looking statements.”

The section of the Offer to Purchase entitled “Introduction” is hereby amended and supplemented as follows:

The section is moved so that it appears immediately before the section of the Offer to Purchase entitled “The Offer”.

The first sentence of the first paragraph is amended to read in part, “Pacific and Mr. Ghermezian are offering to purchase up to all of the outstanding Shares, including all the Shares underlying the outstanding exercisable options to purchase Shares, not owned by Pacific...”

In the second sentence of the fifth paragraph, the words “Pacific owns” are added immediately after the phrase “As of the date of this Offer to Purchase,” and, in the third sentence, the words “and options to purchase 156,000 Shares outstanding” are added immediately after the words “Shares outstanding”.

In the first sentence of the seventh paragraph, the words “we currently own” are replaced with “Pacific currently owns”.

The following sentence in the ninth paragraph is deleted:

“We assume no responsibility for the accuracy or completeness of the information concerning Platinum contained in such documents and records or for any failure by Platinum to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.”

The section of the Offer to Purchase entitled “The Offer—Section 2—Acceptance for Payment and Payment for Shares” is hereby amended as follows:

In the first sentence of the first paragraph, the phrase “as soon as practicable” is replaced with the term “promptly.”

The section of the Offer to Purchase entitled “The Offer—Section 3—Procedure for Tendering Shares” is hereby amended as follows:

Under the heading “—Determination of Validity,” the phrases “which determination shall be final and binding on all parties” at the end of the first sentence and “and our interpretation of the terms and conditions of the Offer will be final and binding on all persons” at the end of the third sentence are hereby deleted.

Under the heading “—Stock Options,” the second sentence of the second paragraph “A new subsidiary will be the surviving corporation and will assume and succeed to all the assets and liabilities of Platinum.”, is hereby deleted.

The section of the Offer to Purchase entitled “The Offer—Section 12—Conditions to the Offer” is hereby amended as follows:

In the last sentence of the first paragraph, the phrase “prior to the time of payment for any such Shares” is replaced with “prior to the Expiration of the Offer.”

(6) Item 4(d) of Schedule TO is amended and supplemented by adding the following:

The section of the Offer to Purchase entitled “Special Factors—Dissenters’ Rights; Rule 13e-3—Dissenters’ Rights” is amended as follows:

The second-to-last sentence of the fourth paragraph is amended and restated as follows:

“Neither the surviving company nor we will have any obligation to file such a petition.”

(7) Item 5 of Schedule TO is supplemented by adding the following:

(a) and (b) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled “Special Factors – Background of the Offer” and “Special Factors – Related Party Transactions” is incorporated herein by reference.

(c) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled “Special Factors – Background of the Offer” is incorporated herein by reference.

(e) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” and “Special Factors – Interests of Certain Persons in the Offer” is incorporated herein by reference.

The sections of the Offer to Purchase entitled “Special Factors – Background of the Offer” is hereby amended and supplemented as follows:

Immediately after the twelfth paragraph, the following is inserted as a separate paragraph:

“In September 2009, we requested and received from Platinum the stock ledger listing the shareholders of record for Platinum.  The purpose of this request was to identify additional holders of significant blocks of Shares.”

The following is added at the end of the paragraph that begins with the words “On December 10, 2009”:

“Notwithstanding the request for the stock ledger in September 2009, we have had no contacts, meetings or negotiations with regards to the Offer or the going private transaction with Platinum or any of its directors or officers. We unilaterally established the terms of the Offer based on our business experience and knowledge of Platinum as an existing shareholder.”

Immediately after the paragraph that begins with the words “On December 10, 2009”, the following is inserted as a separate paragraph:

“One of the central purposes of the Offer is to increase our stake in Platinum. As noted by the aforementioned transactions, in 2009, Pacific made a number of purchases of large blocks of Shares in private transactions. The method of acquiring Shares through privately negotiated transactions have largely been exhausted. In addition, the Shares of Platinum are a thinly traded stock on the OTC Bulletin Board, which would make market purchases a difficult method to increase our stake in Platinum. This Offer was the most efficient means of increasing our stake in Platinum as compared to the other methods, that have either been exhausted or have proven prohibitively inefficient.  Our goal is to increase our stake in Platinum through this Offer.  We elected to make this Offer in lieu of pursuing a business combination with Platinum because negotiating and consummating a successful business combination requires significantly greater time and is accompanied by significantly greater uncertainty.  Therefore, we believe this Offer presents us with the most efficient means to increase our stake in Platinum.”

In that one of our central purposes of the Offer is not to seek control of Platinum, but rather to increase our stake in Platinum, it would not have served our goals to seek a business combination with Platinum.”

The section of the Offer to Purchase entitled “Special Factors – Interests of Certain Persons in the Offer—Financial and Certain Other Interests of the Offerors” is hereby amended and supplemented as follows:

In the first sentence of the first paragraph, the following is inserted immediately after the word “we”: “, the Offerors, individually and collectively,”.

The second sentence of the second paragraph is amended and restated to provide as follows:

“As a result of Pacific’s beneficial ownership of approximately 49.7% of the outstanding Shares and, as manager of Pacific, Mr. Ghermezian’s indirect beneficial ownership of approximately 49.7% of the outstanding Shares, we may be deemed to have control of Platinum.”

In the last sentence of the second paragraph, the words “None of our” are replaced with “Neither Mr. Ghermezian nor any of Pacific’s”.

The section of the Offer to Purchase entitled “Special Factors – Interests of Certain Persons in the Offer—Employee Stock Options” is hereby amended and restated as follows:

“We understand that, based on information reported in Platinum’s Form 10-Q for the fiscal quarter ended September 30, 2009, as of September 30, 2009, there are outstanding options to purchase 156,000 Shares, but there are no outstanding options to purchase Shares that have an exercise price of less than $0.50 per Share.”

(8) Item 6 of Schedule TO is supplemented by adding the following:

(a), (b) and (c)(1) through (8) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled “Introduction,” “Special Factors – Purpose and Structure of the Offer; Reasons for the Offer,” “Special Factors – Plans for Platinum After the Offer; Certain Effects of the Offer,” “Special Factors – Conduct of Platinum’s Business if the Offer Is Not Completed,” “The Offer – Section 10 – Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration” is incorporated herein by reference.

The section of the Offer to Purchase entitled “Special Factors – Purpose and Structure of the Offer; Reasons for the Offer” is hereby amended and supplemented as follows:

In the first sentence in the first paragraph, the word “us” is replaced with “Pacific”.

The last two sentences of the first paragraph, “In the short-form merger, we will merge Platinum into a wholly-owned subsidiary that we will form for the specific purpose of the merger. The new subsidiary will be the surviving corporation and will assume and succeed to all the assets and liabilities of Platinum.” are deleted.

In the first sentence of the second paragraph, after the word “we,” the following is inserted: “, the Offerors, individually and collectively,”.

At the end of the last paragraph, the following sentence is added:

“In addition, we are looking to generally increase our stake in Platinum and believed that this Offer would be the most efficient and cost-effective way of doing so, in that opportunities for privately negotiated acquisitions of Shares have largely been exhausted and, as a thinly traded stock, it would be difficult to acquire large blocks of Shares through market purchases.”

The section of the Offer to Purchase entitled “Special Factors – Plans for Platinum After the Offer; Certain Effects of the Offer” is hereby amended and supplemented as follows:

In the first sentence of the first paragraph, the following is inserted immediately after the word “we”: “, the Offerors, individually and collectively,”.

The last three sentences of the first paragraph are amended and restated as follows:

“In the short-form merger, we will merge a wholly-owned subsidiary that we will form for the specific purpose of the merger with and into Platinum, with Platinum continuing as the surviving corporation. If a merger is undertaken, shareholders at that time will be entitled to exercise their dissenters’ rights under Delaware law to receive the “fair value” of their Shares by following the dissenter’s rights procedures under Delaware law.”

The first sentence of the fifth paragraph is amended and restated as follows:

“If all outstanding Shares are tendered or a short-form merger takes place or, as a result of the Offer, Platinum decides to terminate its duty to file reports pursuant to Section 15(d) of the Exchange Act, Platinum will no longer have any publicly-traded equity securities outstanding, and we intend to promptly cause Platinum (or make a request to Platinum’s Board of Directors) to terminate Platinum’s public reporting obligations with the Commission once the requirements for terminating such obligations are satisfied.”

The end of the fifth paragraph is supplemented with the following:

“In addition, if Platinum were to deregister as an SEC reporting company, there would be a reduction in the publicly available information about Platinum and Platinum’s executive officers and directors would no longer be subject to the provisions of the Sarbanes-Oxley Act of 2002 and the liability provisions of the Exchange Act. Likewise, if Platinum were to terminate its Exchange Act registration, its executive officers, directors and 10% stockholders would no longer be required to file reports relating to their transactions in the Shares with the SEC and would no longer be subject to the recovery of profits provision of the Exchange Act, and persons acquiring 5% of the Shares would no longer be required to report their beneficial ownership under the Exchange Act. Finally, if Platinum were to terminate the registration of the Shares under the Exchange Act, certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholder meetings pursuant to Section 14(a), would no longer be applicable to Platinum.”

The sixth paragraph is amended and restated as follows:

“If all outstanding Shares are tendered or a short-form merger takes place, Pacific’s beneficial ownership interest in Platinum and, as manager of Pacific, Mr. Ghermezian’s indirect beneficial ownership in Platinum would increase from 49.7% on a fully-diluted basis to 100%. Based on Platinum’s consolidated financial statements for the quarterly period ended September 30, 2009, the tender of all outstanding Shares or our completion of a short-form merger would result in (1) an increase of approximately $25.8 million or 101% from our existing interest in Platinum’s net book value of approximately $25.5 million as of September 30, 2009, and (2) an increase of approximately $4.5 million or 101% from our existing interest in Platinum’s net loss of approximately $4.4 million for the nine-month period ended September 30, 2009.”

The following is added as the seventh paragraph:

“Based on Platinum’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009, Platinum and its subsidiaries had $17.3 million of net operating loss carryforwards (“NOLs”) for U.S. federal income tax purposes as of December 31, 2008. The utilization of these NOLs is subject to any applicable limitations under U.S. federal income tax law, including those arising as a result of the consummation of the Offer and, if applicable, a short-form merger.”

The section of the Offer to Purchase entitled “Special Factors – Conduct of Platinum’s Business if the Offer Is Not Completed” is hereby amended and supplemented as follows:

In the second sentence of the first paragraph, the following is inserted immediately after the word “we”: “, the Offerors, individually and collectively,”.

(9) Item 7 of Schedule TO is supplemented by adding the following:

(a) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “The Offer – Section 9 – Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable.

(c) For Syd Ghermezian, the information set forth in the section of the Offer to Purchase entitled “The Offer – Section 11 – Fees and Expenses” is incorporated herein by reference.

(d) Not applicable.

The section of the Offer to Purchase entitled “The Offer – Section 9 – Source and Amount of Funds” is hereby amended and supplemented follows:.

In the first sentence of the first paragraph, the amount “$5,546,810.50” is replaced with “$5,624,810.50”.

(10) Item 8 of Schedule TO is supplemented by adding the following:

(a) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled “Special Factors – Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) During the past 60 days, (i) none of the Offerors, its subsidiaries, and their directors and executive officers, have participated in any transaction involving the Shares and (ii) to the knowledge of the Offerors, none of Platinum, its subsidiaries, their directors and executive officers have participated in any transaction involving the Shares and no Platinum pension, profit-sharing or similar plan has been exercised. The information set forth in the sections of the Offer to Purchase entitled “Special Factors – Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

The section of the Offer to Purchase entitled “Special Factors – Security Ownership of Certain Beneficial Owners” is hereby amended as follows:

The following sentence of the second paragraph is deleted:

“We assume no responsibility for the accuracy or completeness of the information concerning Platinum contained in such documents and records, nor for any failure by Platinum to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us, nor for the accuracy or completeness of the information (such as presented in the table below) derived from or affected by any of the foregoing.”

In the table, “Syd Ghermezian” is deleted and the parentheses on each side of “Pacific International Group Holdings LLC” are also deleted.

(11) Item 7 under “Item 13. Information Required by Schedule 13E-3.” under Schedule TO is amended and restated as follows:

(a-c) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled “Special Factors – Background of the Offer” and “Special Factors – Purpose and Structure of the Offer; Reasons for the Offer” are incorporated herein by reference.

(d) The information set forth in the section of the Offer to Purchase entitled “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

The section of the Offer to Purchase entitled “Special Factors – Plans for Platinum After the Offer; Certain Effects of the Offer” is amended and supplemented as described above.

The section of the Offer to Purchase entitled “The Offer – Section 5 – Certain U.S. Federal Income Tax Considerations” is amended as follows:

The first sentence of the first paragraph is amended and restated as follows:

“The following is a summary of the material U.S. federal income tax consequences of the Offer and, if applicable, a short-form merger relevant to U.S. Holders, Non-U.S. Holders (each as defined below) and Platinum.”

The following is added as a second paragraph under the subsection entitled “—Non-U.S. Holders—Backup Withholding”:

“Platinum

Neither Platinum nor any of its subsidiaries generally will recognize any income or gain as a result of the consummation of the Offer and, if applicable, a short-form merger consummated in the manner described above in “—Plans for Platinum After the Offer; Certain Effects of the Offer.”

(12) Item 8 under “Item 13. Information Required by Schedule 13E-3.” under Schedule TO is amended and supplemented as follows:

The section of the Offer to Purchase entitled “Special Factors – Position of The Offerors Regarding the Fairness of the Offer” is hereby amended and supplemented as follows:

The first paragraph of the section is amended and restated as follows:

“The rules of the Commission require that Pacific and Mr. Ghermezian each express its or his belief to shareholders of Platinum who are unaffiliated with either Pacific or Mr. Ghermezian as to the fairness of the transaction. We, the Offerors, individually and collectively, have determined that the Offer is fair to Platinum’s shareholders (other than us).”

The first paragraph of the subsection entitled “—Factors Supportive of the Offerors’ Fairness Determination” is amended and restated as follows:

“We, the Offerors, individually and collectively, believe that the transaction is fair to Platinum’s shareholders (other than us). We, the Offerors, individually and collectively, base our belief on the following factors, each of which, in our judgment, supports our view as to the substantive fairness of the transaction:”

The second and the third bullet point of the first series of bullet points in the subsection entitled “—Factors Supportive of the Offerors’ Fairness Determination” are amended and restated as follows:

“The Offer provides the opportunity for participating shareholders to obtain liquidity for their Shares on potentially more favorable terms than would otherwise be available due to the relatively illiquid trading market for the Shares and the declining financial performance of Platinum over the past fiscal year. Platinum’s results for the fiscal quarter ended September 30, 2009, as presented in the quarterly report on Form 10-Q filed with the Commission on November 12, 2009, reflects a decrease of 45% in total revenues and a decrease of 99% in net income, each as compared to Platinum’s results for the fiscal quarter ended September 30, 2008.”

The final bullet point of the first series of bullet points in the subsection entitled “—Factors Supportive of the Offerors’ Fairness Determination” is supplemented as follows:

“The sophisticated sellers either were highly experienced in the oil and gas industry or were fund professionals that focused on the oil and gas industry and were willing to accept a limited premium over the then-current market price of the Shares.  See ‘—Background to the Offer.’”

The second paragraph of the subsection entitled “—Factors Supportive of the Offerors’ Fairness Determination” is amended and restated as follows:

“In addition, we, the Offerors, individually and collectively, believe that the Offer is procedurally fair to shareholders of Platinum who are unaffiliated with us, based on the following factors:”

The first paragraph of the subsection entitled “—Factors Not Supportive of Our Fairness Determination” is amended and restated as follows:

 “We, the Offerors, individually and collectively, also considered the following factors, each of which we considered negative in their considerations concerning the fairness of the terms of the transaction.”

The first bullet point of the subsection entitled “—Factors Not Supportive of Our Fairness Determination” is amended and restated as follows:

“As to the Offer price, our financial interests are adverse to the financial interests of Platinum’s shareholders unaffiliated with Pacific.”

The first sentence of the first bullet point of the subsection entitled “—Factors Not Considered” is amended and restated as follows:

“In reaching our conclusion as to fairness, we, the Offerors, individually and collectively, did not consider the liquidation value or net book value of Platinum.”

The first sentence of the second bullet point of the subsection entitled “—Factors Not Considered” is amended and restated as follows:

“We, the Offerors, individually and collectively, are not aware of any firm offers that have been made by a third-party during the past two years to acquire Platinum and in any event have no intention of selling the Shares Pacific owns.”

The third bullet point of the subsection entitled “—Factors Not Considered” is amended and restated as follows:

“To our individual and collective knowledge, the Offer has not been approved by a majority of the directors of Platinum who are not employees thereof.”

The following is added as a separate paragraph immediately following the third bullet point of the subsection entitled “—Factors Not Considered”:

“Our consideration of the factors described above reflects our assessment of the fairness of the Offer price to Platinum’s unaffiliated shareholders in relation to the going concern value of Platinum on a stand-alone basis.”

In the first sentence of the paragraph that begins with the words “The foregoing discussion”, the following is inserted immediately after the word “we”: “, the Offerors, individually and collectively,”.

The following is added as the last paragraph of the section:

“The Offer is not conditioned on receiving the approval of a majority of unaffiliated shareholders of Platinum.”

(13) Item 9 under “Item 13. Information Required by Schedule 13E-3.” under Schedule TO is amended and supplemented as follows:

The section of the Offer to Purchase entitled “Special Factors— Background of the Offer” is hereby amended and supplemented as described above.

(14)  Item 12 under “Item 13. Information Required by Schedule 13E-3.” under Schedule TO is amended and supplemented as follows:

The section of the Offer to Purchase entitled “Special Factors— Background of the Offer” is hereby amended and supplemented as described above.

The section of the Offer to Purchase entitled “Special Factors— Position of The Offerors Regarding the Fairness of the Offer” is hereby amended and supplemented as described above.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated December 10, 2009.*

(a)(1)(B)	Letter of Transmittal dated December 10, 2009.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published on December 10, 2009 in The Houston Chronicle.*

(a)(1)(G)	Press release issued by the Offeror on December 10, 2009.*

(b)	None.

(d)	None.

(g)	None.

(h)	None.

*Previously filed with the Schedule TO.

Item 13. Information Required by Schedule 13E-3.

Item 16. Exhibits.

Exhibit No.	Description
(c)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

*Previously filed with the Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2009

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC

/s/ Syd Ghermezian
Name: Syd Ghermezian Title: Manager

SYD GHERMEZIAN

/s/ Syd Ghermezian

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated December 10, 2009.*

(a)(1)(B)	Letter of Transmittal dated December 10, 2009.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published on December 10, 2009 in The Houston Chronicle.*

(a)(1)(G)	Press release issued by the Offeror on December 10, 2009.*

(b)	None.

(c)	None.

(d)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(g)	None.

(h)	None.

*Previously filed with the Schedule TO.